SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28999]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 20, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November, 2009. A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 15, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Nicholas-Applegate Fund, Inc. [File No. 811-5019]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 17, 2009, applicant transferred its assets to Jennison Mid-Cap Growth Fund, Inc., based on net asset value. Expenses of $112,056 incurred in connection with the reorganization were paid by applicant and Jennison Associates LLC, the acquiring fund's subadviser.

Filing Dates: The application was filed on September 3, 2009, and amended on October 19, 2009 and November 10, 2009.

Applicant's Address: Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

BlackRock Insured Municipal 2008 Term Trust, Inc. [File No. 811-6721]
BlackRock California Insured Municipal 2008 Term Trust, Inc. [File No. 811-7090]
BlackRock Florida Insured Municipal 2008 Term Trust, Inc. [File No. 811-7092]
BlackRock New York Insured Municipal 2008 Term Trust, Inc. [File No. 811-7094]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 24, 2009, each applicant made a final liquidating distribution to its shareholders, based on net asset value. Each applicant had issued preferred shares, which were redeemed prior to the liquidating distributions. Expenses of $15,500, $11,500, $11,500 and $11,500, respectively, incurred in connection with the liquidations were paid by applicants.

Filing Dates: The applications were filed on March 2, 2009, and amended on October 29, 2009.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

The Kensington Funds [File No. 811-21316]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 12, 2009, applicant transferred its assets to corresponding series of the Forward Funds, based on net asset value. Expenses of approximately $253,500 incurred in connection with the reorganization were paid by Kensington Investment Group, Inc., applicant's investment adviser, and Forward Management, LLC, investment adviser and sponsor of the acquiring fund.

Filing Dates: The application was filed on September 25, 2009, and amended on October 23, 2009.

Applicant's Address: 4 Orinda Way, Suite 200C, Orinda, CA 94563.

Oppenheimer International Value Trust [File No. 811-21369]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 11, 2008, applicant transferred its assets to Oppenheimer Quest International Value Fund, based on net asset value. Expenses of $58,790 incurred in connection with the reorganization were paid by OppenheimerFunds, Inc., investment adviser to applicant and the surviving fund.

Filing Dates: The application was filed on September 3, 2009, and amended on October 19, 2009 and November 4, 2009.

Applicant's Address: 6803 S Tucson Way, Centennial, CO 80112.

Janus Adviser Series [File No. 811-9885]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 6, 2009, applicant transferred its assets to Janus Investment Fund, based on net asset value. Expenses of approximately $6,922,758 incurred in connection with the reorganization were paid by Janus Capital Management LLC, applicant's investment adviser.

Filing Date: The application was filed on November 10, 2009.

Applicant's Address: 151 Detroit St., Denver, CO 80206.

Allianz RCM Global EcoTrends^{SM} Fund [File No. 811-21975]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 2, 2008, applicant transferred its assets to a corresponding series of Allianz Funds Multi-Strategy Trust, based on net asset value. Expenses of approximately $300,725 incurred in connection with the reorganization were paid by Allianz Global Investors Fund Management LLC, applicant's investment adviser.

Filing Date: The application was filed on November 10, 2009.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

First Trust Tax-Advantaged Preferred Income Fund [File No. 811-21876]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 30, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Payment was made on applicant's senior securities at the liquidation preference per share in accordance with their terms. Expenses of $57,389 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on October 22, 2009.

Applicant's Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

PIMCO Municipal Advantage Fund Inc. [File No. 811-7532]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 24, 2009, applicant redeemed its auction rate preferred shares at the $50,000 liquidation preference plus accrued and unpaid dividends. On August 31, 2009, applicant made a final liquidating distribution to its common shareholders, based on net asset value. Expenses of approximately $130,000 incurred in connection with the

liquidation were paid by applicant.

Filing Date: The application was filed on November 2, 2009.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

Post/Claymore High Yield Fund [File No. 811-21696]
Claymore Municipal High Income Fund [File No. 811-21706]
Claymore S&P Equity Long/Short Index Fund [File No. 811-21747]
Dreman/Claymore Enhanced Opportunity Fund [File No. 811-22042]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on October 28, 2009.

Applicants' Address: 2455 Corporate West Dr., Lisle, IL 60532.

Government Securities Delaware LLC [File No. 811-10181]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On August 17, 2009, applicant made a final liquidating

distribution to its unitholders, based on net asset value. Expenses of approximately $30,000

incurred in connection with the liquidation were paid by Merrill Lynch Pierce Fenner & Smith

Incorporated, applicant's administrator.

Filing Dates: The application was filed on August 19, 2009, and amended on October 30, 2009.

Applicant's Address: 800 Scudders Mill Rd., Plainsboro, NJ 08536.

Credit Suisse Global Fixed Income Fund, Inc. [File No. 811-6143]
Credit Suisse Institutional Fund, Inc. [File No. 811-6670]

Credit Suisse Global Small Cap Fund, Inc. [File No. 811-7715]
Credit Suisse International Focus Fund, Inc. [File No. 811-8459]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On July 20, 2009, each applicant transferred its assets to corresponding series of

Aberdeen Funds, based on net asset value. Expenses of approximately $83,118, $81,614,

$83,031 and $82,970, respectively, incurred in connection with the reorganizations were paid by

Credit Suisse Asset Management, LLC, applicants' investment adviser, and Aberdeen Asset

Management Inc., investment adviser to Aberdeen Funds.

Filing Dates: The applications were filed on September 21, 2009, and amended on October 28,

2009.

Applicants' Address: Eleven Madison Ave., New York, NY 10010.

DeGreen Emerging Market Managers Fund [File No. 811-22249]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applic7nt has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 27, 2009, and amended on November 3,

2009.

Applicant's Address: 8401 Chagrin Rd., Suite 17, Chagrin Falls, OH 44023.

WM Variable Trust [File No. 811-7462]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On January 5, 2007, applicant transferred its assets to corresponding series of Principal Variable

Contracts Fund, Inc., based on net asset value. Expenses of $1,397,175 incurred in connection with the reorganization were paid by New American Capital, Inc. and Principal Management

Corporation, investment adviser to the acquiring fund.

Filing Dates: The application was filed on November 9, 2007, and amended on June 9, 2009 and

November 19, 2009.

Applicant's Address: 1201 Third Avenue, 8th Floor, Seattle, Washington 98101

RiverSource Variable Portfolio - Managed Series, Inc. [File No. 811-4252]
RiverSource Variable Portfolio – Managers Series, Inc. [File No. 811-10383]
RiverSource Variable Portfolio - Investment Series, Inc. [File No. 811-3218]
RiverSource Variable Portfolio - Income Series, Inc. [File No. 811-3219]
RiverSource Variable Portfolio – Money Market Series, Inc. [File No. 811-3190]
RiverSource Variable Portfolio - Select Series, Inc. [File No. 811-21534]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On February 1, 2008, each applicant transferred its assets to corresponding series of

RiverSource Variable Series Trust, a newly-organized Massachusetts business trust, based on net

asset value. Expenses of approximately $1,284,357 were incurred in connection with each

reorganization and were paid by RiverSource Investments, LLC, applicants' investment adviser.

Filing Dates: The applications were filed on March 30, 2009, and amended on September 14,

2009 and November 19, 2009.

Applicants' Address: 901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary